Exhibit 99.4

ASML share buy back program

Repurchase up to € 1.5 billion in the 2016 - 2017 timeframe

Announced 20 January  2016
Repurchased of total program:	26.7%

Date	Repurchased shares	Average price	Repurchased value
21 Jan - 22 Jan 2016	30,500	€ 80.03	€ 2,440,778
25 Jan - 29 Jan 2016	238,037	€ 82.35	€ 19,601,768
1 Feb - 5 Feb 2016	629,144	€ 80.94	€ 50,923,321
8 Feb - 12 Feb 2016	455,063	€ 74.86	€ 34,066,035
15 Feb - 19 Feb 2016	154,911	€ 75.58	€ 11,707,596
22 Feb - 26 Feb 2016	67,803	€ 79.66	€ 5,401,214
29 Feb - 4 Mar 2016	94,759	€ 85.39	€ 8,091,216
7 Mar - 11 Mar 2016	355,550	€ 85.99	€ 30,574,789
14 Mar - 18 Mar 2016	155,133	€ 86.54	€ 13,424,727
21 Mar - 24 Mar 2016	396,281	€ 87.09	€ 34,511,515
29 Mar - 1 Apr 2016	138,410	€ 87.51	€ 12,112,424
4 Apr - 8 Apr 2016	387,568	€ 88.08	€ 34,136,851
11 Apr - 15 Apr 2016	408,409	€ 88.89	€ 36,304,148
18 Apr - 22 Apr 2016	99,478	€ 87.42	€ 8,695,978
25 Apr - 29 Apr 2016	147,672	€ 85.67	€ 12,651,728
2 May - 6 May 2016	48,398	€ 81.30	€ 3,934,915
9 May - 13 May 2016	152,617	€ 80.91	€ 12,347,917
16 May - 20 May 2016	53,167	€ 83.67	€ 4,448,587
23 May - 27 May 2016	8,500	€ 86.70	€ 736,950
30 May - 3 June 2016	110,540	€ 88.95	€ 9,831,996
6 June - 10 June 2016	86,465	€ 87.69	€ 7,581,902
13 June - 17 June 2016	258,310	€ 83.88	€ 21,667,014
20 June - 24 June 2016	58,095	€ 86.63	€ 5,032,629
27 June - 1 July 2016	75,000	€ 84.21	€ 6,315,516
4 July - 8 July 2016	104,308	€ 85.98	€ 8,968,121
11 July - 15 July 2016	49,260	€ 91.15	€ 4,490,247
18 July - 22 July 2016	0	€ 0.00	€ 0
25 July - 29 July 2016	0	€ 0.00	€ 0

Total	4,763,378	€ 83.97	€ 399,999,879